                                  TRANSLATION

ION BEAM APPLICATIONS SA

                                 PRESS RELEASE

                           MAJOR NEW ACQUISITION FOR
                       IBA IN THE US STERILIZATION MARKET

Louvain-la-Neuve, 11 June 1999

    Ion Beam Applications s.a. (IBA), has just concluded an agreement to acquire SteriGenics International, Inc. (NASDAQ: STER).

    SteriGenics, which is based in Fremont, California, has developed a position of leadership in the area of sterilization services of medical devices and food products and for polymer modification by using gamma radiation. The acquisition cost is approximately US$214 million. Under the terms of the agreement, the shareholders of SteriGenics will receive US$27 per share in cash. IBA expects to commence a tender offer within the next 5 business days. The Boards of Directors of both companies have approved the transaction.

    IBA, which first developed as an equipment manufacturer, made its entry in the services industry through the acquisition in May 1999 of Griffith Micro Sciences, a leader in Eto (Ethylene oxide) sterilization services, and is present in almost a dozen countries, and whose HQ is in Chicago.

    The acquisition of SteriGenics will allow IBA further to expand the range of technologies it offers its customers. According to Pierre Mottet, CEO of IBA:
"The acquisition of SteriGenics will allow us to offer our customers the complete choice of technology which they need, including Eto, electron beam, X-ray and Gamma. It will also allow us to open the door of new markets and new clients". James F. Clouser, CEO of SteriGenics, added: "The combination of IBA and SteriGenics will contribute efficiently to the increasing demands of our customers for 'one-stop shopping' for the medical device sterilization, food pasteurization and polymer modification industries".

    The closing of the offer is expected to occur in July 1999, subject to necessary applicable regulatory approvals. This acquisition fits particularly well with IBA's growth strategy by expanding its range of technologies in order to cover more applications in the markets where it is active.

    IBA is principally active in 4 areas: cancer radio-therapy, the production of radio-isotopes for medical imagery, sterilization of medical devices and food products and the improvement of materials through radiation. With this acquisition, the group should comprise 1,100 people and should have a turnover of more than 150 million in 1999.

    SteriGenics, which is located at 15 sites in the USA, had a turnover, in its last financial year which ended 31 March 1999, of US$55 million and a net profit, after tax, of US$7.8 million.

    You can find further information on IBA at "www.IBA.be" and on SteriGenics at "www.sterigenics.com".

For more information contact:

Eric de Lamotte
Chief Financial Officer
IBA
Tel: +32 10 475 807
E-mail: mail@iba.be